Nasdaq Regulation



Arnold Golub
Vice President
Office of General Counsel

October 15, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 10, 2025, The Nasdaq Stock Market (the "Exchange") received from Listed Funds Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

AlphaDroid Broad Markets Momentum ETF

AlphaDroid Defensive Sector Rotation ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,